25 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 463,400 RELX PLC ordinary shares at a price of 1243.5795p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 75,227,480 ordinary shares in treasury, and has 1,101,411,869 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 11,347,700 shares.

RELX NV announces that today, it purchased (through UBS Limited) 552,600 RELX NV ordinary shares at a price of €15.0711 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 67,355,194 ordinary shares in treasury, and has 981,485,128 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 10,241,800 shares.